Clip.Bike Inc

Financial Statements

December 31, 2022 and 2021

TABLE OF CONTENTS

Financial Statements

BURRUANO
& COMPANY, LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Clip.Bike Inc
Brooklyn, NY 11205

We have reviewed the accompanying financial statements of Clip.Bike Inc (a corporation), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Clip.Bike Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans

regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Burruano & Company LLP

Armonk, New York
April 26, 2023

CLIP.BIKE INC
BALANCE SHEETS
AS OF DECEMBER 31,

	2022	2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 50,915	$ 378,883
Inventory	454,066	337,801
Deposit	5,600	5,600
Total current assets	510,581	722,284
Fixed assets, net	157,539	172,549
TOTAL ASSETS	$ 668,120	$ 894,833
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 133,235	$ 195,215
Deferred revenue	52,556	100,242
Stock deposit	482,500	-
Total current liabilities	668,291	295,457
Total Liabilities	668,291	295,457
Stockholders' Equity		
Series Seed-1 Preferred Stock, $0.0001 value, 1,300,309 shares authorized, 1,300,309 shares issued and outstanding	130	130
Series Seed Preferred Stock, $0.0001 value, 4,199,691 shares authorized, 4,111,429 shares issued and outstanding	411	411
Common stock, $0.0001 value, 17,000,000 shares authorized, 10,764,258 shares issued and outstanding	1,076	1,076
Additional-paid-in-capital	1,947,210	1,947,210
Accumulated deficit	(1,948,998)	(1,349,451)
Total Stockholders' Equity	(171)	599,376
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 668,120	$ 894,833

See accompanying notes and independent accountant's review report.

CLIP.BIKE INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021
OPERATING INCOME:		
Revenue	$ 49,538	$ -
Cost of goods sold	(52,969)	-
GROSS PROFIT	(3,431)	-
OPERATING EXPENSES:		
Research and development expenses	395,437	465,206
Selling and administrative expenses	314,413	481,762
Total operating expenses	(709,850)	(946,968)
Other income - awards	113,734	101,640
NET LOSS	(599,547)	(845,328)
Beginning accumulated deficit	(1,349,451)	(504,123)
Ending accumulated deficit	$(1,948,998)	$(1,349,451)

See accompanying notes and independent accountant's review report.

CLIP.BIKE INC
CHANGES IN STOCKHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 & 2021

	Series Seed Preferred Stock								
	Series Seed		Series Seed-1		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at January 1, 2021	**405,590**	**$ 41**	**1,300,309**	**$ 130**	**10,764,258**	**$ 1,076**	**$ 531,360**	**$ (504,123)**	**$ 28,484**
Issuance of Series Seed Preferred Stock	3,705,839	370	-	-	-	-	1,415,850	-	1,416,220
Net loss	-	-	-	-	-	-	-	(845,328)	(845,328)
Balance at January 1, 2022	**4,111,429**	**$ 411**	**1,300,309**	**$ 130**	**10,764,258**	**$ 1,076**	**$ 1,947,210**	**$ (1,349,451)**	**$ 599,376**
Net loss	-	-	-	-	-	-	-	(599,547)	(599,547)
Balance at December 31, 2022	**4,111,429**	**$ 411**	**1,300,309**	**$ 130**	**10,764,258**	**$ 1,076**	**$ 1,947,210**	**$ (1,948,998)**	**$ (171)**

CLIP.BIKE INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021
Cash flows of operating activities		
Net Income (loss)	$ (599,547)	$ (845,328)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	26,375	6,390
(Increase) decrease in assets:		
Inventory	(116,265)	(337,801)
Security deposit	-	(5,600)
Increase (decrease) in liabilities:		
Accounts payable	(61,980)	193,215
Deferred revenue	(47,686)	78,585
Stock Deposit	482,500	(75,000)
Total adjustments	282,944	(140,211)
Net cash used in operating activities	(316,603)	(985,539)
Cash flow from financing activities:		
Proceeds from issuance of preferred stock	-	1,416,220
Net cash provided by financing activities	-	1,416,220
Cash flow from investing activities:		
Purchases of fixed assets	(11,365)	(178,939)
Net cash used by investing activities	(11,365)	(178,939)
Net increase (decrease) in cash and cash equivalents	(327,968)	251,742
Cash and cash equivalents, beginning of year	378,883	127,141
Cash and cash equivalents, end of year	$ 50,915	$ 378,883

See accompanying notes and independent accountant's review report.

NOTE 1 – NATURE OF OPERATIONS

Clip.Bike Inc (the "Company") was incorporated in Delaware on June 26, 2018 to design, develop, manufacture, market and distribute portable consumer devices to upgrade bikes to pedal-assist e-bikes.

The Company is in the early commercialization stage and is subject to a number of risks common to companies at its stage of development and in its industry including, but not limited to, technological innovation, dependence on key personnel, protection of proprietary technology, compliance with government regulations, gaining market acceptance of its products, product liability and most importantly, the need to obtain financing.

NOTE 2 – LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of approximately $1,949,000 as of December 31, 2022 and has incurred a net loss and generated negative cash flows from operations of approximately $317,000 and $986,000, respectively, for the years then ended. The Company expects net operating losses and negative operating cash flows to continue for the foreseeable future as it continues with product development, manufacturing, and commercialization expansion. Management believes that an additional round of financing is necessary to fund operations and meet its obligations as they come due within one year from the date of these financial statements. The Company's long-term success is dependent upon a variety of factors, including its ability to continue to find, onboard and retain essential personnel, consistently raise additional debt financing and capital, take market share, and effectively grow its revenues to ultimately achieve profitable operations.

The Company's recurring losses from operations and negative operating cash flow raises substantial doubt about its ability to continue as a going concern. There is no assurance that the Company will be successful in executing its plans on a timely basis and/or on terms acceptable to the Company. The financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of income and expenses during the reporting periods and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company holds its cash in business checking and money market cash deposit accounts at one financial institution. As of December 31, 2022 and 2021, the company has bank balance in excess of FDIC limit of $0 and $128,883.

REVENUE RECOGNITION

On January 1, 2020, the Company adopted the accounting pronouncement issued by the Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2014-09 ("ASU"), Revenue from Contracts with Customers (Topic 606) to clarify existing guidance on revenue recognition. This guidance includes the required steps to achieve the core principle that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company adopted this pronouncement on a modified retrospective method and such adoption did not have a material impact on our financial position and/or results of operations. Under this guidance the Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when the Company satisfies a performance obligation.

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement the product has shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured.

Deferred revenue is a contract liability comprised of payments in advance of the shipment of products. As of December 31, 2022 and 2021, the company has deferred revenue of $52,556 and $100.242.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORY

Inventory consists of finished goods held for distribution, work-in-progress, and raw materials. Inventory is stated at the lower of cost and net realizable value using the weighted average cost method and is evaluated at least annually for impairment.

FIXED ASSETS, NET

Fixed Assets are recorded at cost, net of accumulated depreciation of $32,765 and $6,390 as of December 31, 2022 and 2021 and depreciated over their estimated useful lives using the straight-line method. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss are recognized. Purchases of property and equipment under $2,500 are generally expensed. Repairs and maintenance costs are expensed as incurred.

ADVERTISING AND MARKETING EXPENSE

Advertising and marketing expense, which is included in selling and administrative expenses, was $8,807 and $49,812, for the years ended December 31, 2022 and 2021, respectively.

RESEARCH AND DEVELOPMENT

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses include compensation, employee benefits, other internal and external costs associated with the development and research related to new and existing products or concepts.

NOTE 4 – INVENTORY

Inventory consists of the following:

	2022	2021
Work-in-process	440,116	295,801
Finished goods	13,950	42,000
Total inventory	$ 454,066	$ 337,801

NOTE 5 – FIXED ASSETS, NET

Fixed Assets	2022	2021
Machinery & equipment	190,304	178,939
Accumulated depreciation	32,765	6,390
Fixed Assets, net	$ 157,539	$ 172,549

Depreciation expense for the years ended December 31, 2022 and 2021 was $26,375, and $6,390, respectively.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock is entitled to one vote. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company.

Convertible Preferred Stock

Voting: The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters presented to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which each preferred share is convertible at the time of such vote.

Liquidity Preference: In the event of any liquidation, dissolution, change of control, or winding-up of the Company, the holders of the preferred stock shall be entitled to be paid out the assets of the Company available for distribution before any payment is made to holders of common stock. Amounts paid to the holders of Preferred Stock are based on the greater of the applicable original issuance price plus any unpaid, declared dividends or per share amounts as would have been payable had all shares been converted into common stock immediately prior to a liquidation event.

Optional Conversion: Each share of Preferred Stock shall be convertible at the option of the holder into such number of shares of common stock as determined by dividing the applicable original issuance price by the applicable conversion price.

NOTE 7 – LEASE

The Company leases certain office space from a third party. The lease is a Month-to-Month lease. It has been classified as an operating lease. The total lease cost associated with this lease for the year ended December 31, 2022 and 2021 was $35,122 and $31,040.

NOTE 8 – SUBSEQUENT EVENTS

On April 6, 2023, the Company executed a non-binding term sheet proposal for an investment of $1,600,000 in exchange for 14% of equity in the company.

The Company has evaluated events and transactions for potential recognition or disclosure in the consolidated financial statements through April 26, 2023, which is the date the financial statements were available to be issued.